SO 8/31/04

SECURITIES 04013312 ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29007

SEC MAIL PROCESSING RECEIVED AUG 2 6 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 AND ENDING June 30, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Anglo-American Investor Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

675 Berkmar Court
(No. and Street)

Charlottesville, VA 22901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Robinson (434) 817-5135
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway New York NY 10271
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Robinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anglo-American Investor Services Corp., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

My Commission Expires January 31, 2008

Notary Public

Dana A. Buhl

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANGLO-AMERICAN INVESTOR SERVICES CORP.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

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Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAs, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Anglo-American Investor Services Corp.
675 Berkmar Court
Charlottesville, VA 22901

We have audited the accompanying statement of financial condition of Anglo-American Investor Services Corp. as of June 30, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Anglo-American Investor Services Corp. as of June 30, 2004, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
August 19, 2004

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ANGLO-AMERICAN INVESTOR SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSETS

Cash	$	238,926
Due from clearing broker		474,659
Securities owned - at market value		1,930
Other assets		8,700
Total assets	$	724,215

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to affiliate	$	8,463
Accounts payable, accrued expenses and other liabilities		16,642
Total liabilities		25,105
Contingencies		
Stockholder's equity		
Common stock, $1.00 par value		
Authorized: 1,000 shares		
Issued and outstanding: 900 shares		900
Additional paid-in capital		1,719,100
Accumulated deficit		(1,020,890)
Total stockholder's equity		699,110
Total liabilities and stockholder's equity	$	724,215

The accompanying notes are an integral part of these financial statements.

ANGLO-AMERICAN INVESTOR SERVICES CORP.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2004

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Anglo-American Investor Services Corp. (the "Company") was formed for the purpose of conducting business as a broker-dealer in securities.

(b) Revenue Recognition

Securities transactions and related commission revenues and expenses are generally recorded on a settlement-date basis which is generally the third business day following the trade date for securities and one day after the trade date for options. Reporting security transactions, revenues and expenses on a trade date basis would not result in material differences. Securities are valued at market. The resulting difference between cost and market is included in income.

(c) Depreciation

Furniture and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - Marketable Securities Owned

Marketable securities consist of corporate stocks and warrants at June 30, 2004.

Note 3 - Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company has federal and state net operating loss carryforwards of approximately $450,000, expiring through June 30, 2023. These losses, if fully utilized, would give rise to a deferred tax asset of approximately $99,000 which has been offset in its entirety by a contra-valuation allowance as elected by management.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall be at least the greater of $100,000 or 6-2/3% of total aggregate indebtedness. At June 30, 2004, the Company had net capital of $688,899, which was $588,899 in excess of its required net capital of $100,000. The Company's net capital ratio was 4%.

Note 5 - Related Party Transactions

Anglo-American Investor Services Corp. is a wholly-owned subsidiary of Anglo-American Financial (the "Parent"). The Company shares common costs with its Parent and a former affiliate associated with office space, personnel, computer equipment and administrative costs. These expenses amounted to approximately $90,000 for the year ended June 30, 2004.

Amount due to the Parent at June 30, 2004 totaled $8,463.

Note 6 - Financial Instruments with Off-Balance-Sheet Market and Credit Risk

The Company records customer securities' transactions on a settlement-date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

In the normal course of business, the Company's securities' activities involve execution of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times maintains cash balances in excess of federally insured limits. The uninsured cash balance at June 30, 2004 totaled $132,891.

A copy of the Company's Statement of Financial Condition as of June 30, 2004, pursuant to SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the Securities and Exchange Commission.